SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Health Insurance Innovations, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

42225K106

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

December 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 42225K106	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 776,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 776,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 10-Q of Health Insurance Innovations, Inc., (the “Company”, “Registrant”, or “HIIQ”) as filed with the Securities and Exchange Commission on October 30, 2018, there were 14,405,824 shares of Class A Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 25, 2018.

   As of December 26, 2018 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 776,836 Shares.

CUSIP No. 42225K106	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 776,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 776,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on October 30, 2018, there were 14,405,824 shares of Class A Common Stock par value $0.001 per Share of Company issued and outstanding as of October 25, 2018.

   As of Reporting Date the Investment Vehicles held in the aggregate 776,836 Shares.

CUSIP No. 42225K106	Page 4 of 10 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-adviser for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share of Health Insurance Innovations, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 15438 N. Florida Avenue, Suite 201, Tampa, FL 33613.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-adviser for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,183,178

Tonga Partners, L.P.: $4,746,102

Tristan Partners, L.P.: $3,423,528

Tristan Offshore Fund, Ltd.: $1,683,873

Cannell SMAs: $3,813,921

The Investment Vehicles have invested an aggregate amount of approximately $14,850,603 in the Shares.

CUSIP No. 42225K106	Page 5 of 10 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

On December 26, 2018, Mr. Cannell sent a letter to the Chairman of the Company. This letter is attached as Exhibit 99.

CC reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

CC may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above and in the letter attached as Exhibit 99, CC has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on October 30, 2018, there were 14,405,824 Common Shares issued and outstanding as of October 25, 2018.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 776,836 Shares, or approximately 5.4% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	11/02/2018	1,937	45.9512	Buy
Cannell SMAs	11/02/2018	14,284	49.1939	Sell
Cuttyhunk	11/02/2018	652	45.9512	Buy
Cuttyhunk	11/02/2018	4,677	49.2132	Sell
Tonga	11/02/2018	2,641	45.9512	Buy
Tonga	11/02/2018	18,947	49.2132	Sell
Tristan	11/02/2018	3,199	45.9512	Buy
Tristan	11/02/2018	24,348	49.2132	Sell
Tristan Offshore	11/02/2018	1,571	45.9512	Buy
Tristan Offshore	11/02/2018	11,956	49.2132	Sell
Cannell SMAs	11/05/2018	4,658	40.8010	Buy
Cuttyhunk	11/05/2018	1,240	40.7420	Buy
Tonga	11/05/2018	5,026	40.7420	Buy
Tristan	11/05/2018	6,087	40.7420	Buy
Tristan Offshore	11/05/2018	2,989	40.7420	Buy
Cannell SMAs	11/16/2018	24,112	37.8886	Buy
Cannell SMAs	11/28/2018	11,348	33.8403	Buy
Cuttyhunk	11/28/2018	2,900	33.8161	Buy
Tonga	11/28/2018	11,665	33.8161	Buy
Tristan	11/28/2018	15,279	33.8161	Buy
Tristan Offshore	11/28/2018	7,366	33.8161	Buy

CUSIP No. 42225K106	Page 6 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	12/07/2018	1,535	31.3817	Buy
Cuttyhunk	12/07/2018	574	31.3817	Buy
Tonga	12/07/2018	2,331	31.3817	Buy
Tristan	12/07/2018	2,349	31.3817	Buy
Tristan Offshore	12/07/2018	1,147	31.3817	Buy
Cannell SMAs	12/10/2018	4,904	31.9868	Buy
Cuttyhunk	12/10/2018	1,834	31.9867	Buy
Tonga	12/10/2018	7,447	31.9869	Buy
Tristan	12/10/2018	7,502	31.9869	Buy
Tristan Offshore	12/10/2018	3,663	31.9868	Buy
Cannell SMAs	12/12/2018	5,088	31.0529	Buy
Cuttyhunk	12/12/2018	1,905	31.0529	Buy
Tonga	12/12/2018	7,727	31.0529	Buy
Tristan	12/12/2018	7,780	31.0529	Buy
Tristan Offshore	12/12/2018	3,801	31.0529	Buy
Cannell SMAs	12/13/2018	2,591	29.3997	Buy
Cannell SMAs	12/13/2018	5,871	38.7960	Sell
Cuttyhunk	12/13/2018	731	29.3997	Buy
Cuttyhunk	12/13/2018	1,845	38.7960	Sell
Tonga	12/13/2018	3,014	29.3997	Buy
Tonga	12/13/2018	7,475	38.7960	Sell
Tristan	12/13/2018	1,077	29.3997	Buy
Tristan	12/13/2018	9,204	38.7960	Sell
Tristan Offshore	12/13/2018	560	29.3997	Buy
Tristan Offshore	12/13/2018	4,512	38.7960	Sell
Cannell SMAs	12/14/2018	26,022	29.6256	Buy
Cuttyhunk	12/14/2018	1,391	29.6150	Buy
Tonga	12/14/2018	5,639	29.6150	Buy
Tristan	12/14/2018	6,815	29.6150	Buy
Tristan Offshore	12/14/2018	3,327	29.6150	Buy
Cannell SMAs	12/17/2018	5,943	29.6732	Buy
Cuttyhunk	12/17/2018	318	29.6269	Buy
Tonga	12/17/2018	1,287	29.6269	Buy
Tristan	12/17/2018	1,556	29.6269	Buy
Tristan Offshore	12/17/2018	759	29.6269	Buy
Cannell SMAs	12/18/2018	7,066	27.5473	Buy
Cuttyhunk	12/18/2018	379	27.5084	Buy
Tonga	12/18/2018	1,533	27.5084	Buy
Tristan	12/18/2018	1,852	27.5084	Buy
Tristan Offshore	12/18/2018	905	27.5084	Buy
Cannell SMAs	12/20/2018	11,439	23.0562	Buy
Cuttyhunk	12/20/2018	2,234	23.0322	Buy
Tonga	12/20/2018	9,371	23.0322	Buy
Tristan	12/20/2018	11,851	23.0322	Buy
Tristan Offshore	12/20/2018	5,782	23.0322	Buy
Cannell SMAs	12/24/2018	1,848	25.7526	Buy
Cuttyhunk	12/24/2018	3,462	25.6038	Buy
Tonga	12/24/2018	11,916	25.6038	Buy
Tristan	12/24/2018	15,513	25.6038	Buy
Tristan Offshore	12/24/2018	7,759	25.6038	Buy

CUSIP No. 42225K106	Page 7 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	12/26/2018	3,212	26.0984	Buy
Cuttyhunk	12/26/2018	5,984	26.0128	Buy
Tonga	12/26/2018	20,599	26.0128	Buy
Tristan	12/26/2018	26,793	26.0128	Buy
Tristan Offshore	12/26/2018	13,412	26.0128	Buy

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
Exhibit 99

CUSIP No. 42225K106	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2018

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 42225K106	Page 9 of 10 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 42225K106	Page 10 of 10 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  December 26, 2018

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member